Exhibit 12.1

New Century Financial Corporation

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(Dollars in thousands)

	Years ended December 31,
	2004	2003	2002	2001	2000
Earnings available to cover fixed charges:
Pre-tax income (loss) from continuing operations before	$611,141	423,252	306,336	83,484	(36,781)
adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees
Plus: Fixed charges	374,993	123,505	55,733	60,090	79,529

Earnings available to cover fixed charges	986,134	546,757	362,069	143,574	42,748

Fixed charges:
Interest expense	367,094	117,575	50,588	54,127	72,126
Estimate of interest within rental expense (1)	7,899	5,930	5,145	5,963	7,403

Total fixed charges	374,993	123,505	55,733	60,090	79,529
Ratio of Earnings to Fixed Charges	2.63	4.43	6.50	2.39	0.54
Preferred stock dividends	$—	—	442	2,900	2,900
Ratio of Earnings to Fixed Charges and preferred stock dividend	2.63	4.43	6.45	2.28	0.52

(1) office rent and equipment rental expense per gl